Exhibit 99.1

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

APPRAISAL REPORT

as of

DECEMBER 31, 2008

on

CERTAIN PROPERTIES

owned by

DUNE ENERGY, INC.

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

APPRAISAL REPORT

as of

DECEMBER 31, 2008

on

CERTAIN PROPERTIES

owned by

DUNE ENERGY, INC.

FOREWORD

Scope of Investigation

This report presents an appraisal, as of December 31, 2008, of the extent and value of the proved oil, condensate, and natural gas reserves of certain properties owned by Dune Energy, Inc. (Dune). The reserves estimated in this report are located in Louisiana and Texas. The properties appraised are listed in detail in the appendix bound with this report.

Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2008. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Dune after deducting royalties and interests owned by others.

This report also presents values for proved reserves using initial prices and costs provided by Dune. Future prices were estimated using guidelines established by the United States Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB). A detailed explanation of the future price and cost assumptions is included in the Valuation of Reserves section of this report.

Values of proved reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves

DEGOLYER AND MACNAUGHTON

Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Operating expenses include field operating expenses, compression charges, transportation charges and the estimated expenses of direct supervision, but do not include that portion of general administrative expenses sometimes allocated to production. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. In this report, present worth values using a discount rate of 10 percent are reported in detail and values using discount rates of 5, 8, 12, 15, 20, 25, and 30 percent are reported as totals in the appendix bound with this report.

Estimates of oil, condensate, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority

This report was prepared at the request of Mr. James Watt, President and CEO, Dune.

Source of Information

Data used in the preparation of this report were obtained from Dune, and from public sources. Additionally, this information includes data supplied by Petroleum Information/Dwights LLC; Copyright 2008 Petroleum Information/Dwights LLC. In the preparation of this report we have relied, without independent verification, upon information furnished by Dune with respect to its property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

DEGOLYER AND MACNAUGHTON

CLASSIFICATION of RESERVES

Petroleum reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(13) of Regulation S–X of the SEC. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an

DEGOLYER AND MACNAUGHTON

installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

Proved developed oil and gas reserves – Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves – Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques

DEGOLYER AND MACNAUGHTON

have been proved effective by actual tests in the area and in the same reservoir.

Reserves recoverable by enhanced recovery methods, such as injection of external fluids to provide energy not inherent in the reservoirs, may be classified as proved developed or proved undeveloped reserves depending upon the extent to which such enhanced recovery methods are in operation. These reserves are considered to be proved only in cases where a successful fluid-injection program is in operation, a pilot program indicates successful fluid injection, or information is available concerning the successful application of such methods in the same reservoir and it is reasonably certain that the program will be implemented.

DEGOLYER AND MACNAUGHTON

ESTIMATION of RESERVES

Estimates of reserves were prepared by the use of geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material-balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on current economic conditions.

In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

DEGOLYER AND MACNAUGHTON

Gas volumes estimated herein are expressed as wet gas and sales gas. Wet gas is the indigenous gas in the reservoir to be produced. Sales gas is defined as that portion of the wet gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gross gas reserves are reported as wet gas. The net gas reserves are reported as sales gas. Gas volumes are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at the legal pressure base of the state in which the interest is located. Condensate reserves estimated herein are those to be recovered by conventional lease separation.

In the preparation of this report, as of December 31, 2008, gross production estimated to December 31, 2008, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves. This required that the production rates be estimated for up to 5 months, since production data from certain properties were available only through July 2008. Data available from wells drilled through December 31, 2008, were used in this report.

The following table presents estimates of proved reserves, as of December 31, 2008, of the properties appraised, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

	Gross Reserves		Net Reserves
	Oil and Condensate (Mbbl)	Wet Gas (MMcf)	Oil and Condensate (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	5,483	120,578	3,029	26,256
Developed Nonproducing	4,845	48,591	3,017	25,991
Undeveloped	3,540	61,511	2,153	31,560

Total Proved	13,868	230,680	8,199	83,807

DEGOLYER AND MACNAUGHTON

VALUATION of RESERVES

Revenue values in this report have been prepared using initial prices and costs specified by Dune. Future prices were estimated using guidelines established by the SEC and the FASB. The following assumptions were used for estimating future prices and costs:

Oil and Condensate Prices

Oil and condensate prices were calculated for each property using the differentials to a ConocoPhillips WTI price of $41.22 per barrel and were held constant for the lives of the properties. The weighted average price over the lives of the properties was $40.41 per barrel.

Natural Gas Prices

Gas prices were calculated for each property using the differentials to a Henry Hub Louisiana Onshore price of $5.71 per million British thermal units (MMbtu) and were held constant for the lives of the properties. The weighted average price over the lives of the properties was $6.07 per thousand cubic feet (Mcf).

Operating Expenses and Capital Costs

Operating expenses and capital costs were based on information provided by Dune and were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than current costs, may have been used because of anticipated changes in operating conditions.

DEGOLYER AND MACNAUGHTON

The estimated future revenue to be derived from the production and sale of the proved reserves, as of December 31, 2008, of the properties appraised, expressed in thousands of dollars (M$) is summarized as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved
Future Gross Revenue, M$	277,776	277,162	285,052	839,990
Production and Ad Valorem Taxes, M$	26,335	28,103	24,389	78,827
Operating Expenses, M$	81,589	49,367	28,517	159,473
Capital Costs, M$	35,747	25,709	73,477	134,933
Future Net Revenue*, M$	134,105	173,983	158,669	466,757
Present Worth at 10 Percent*, M$	106,861	91,647	94,672	293,180

*	Future income taxes have not been taken into account in the preparation of these estimates.

Timing of capital expenditures and the resulting development of production were based on a development plan provided by Dune.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, and natural gas contained in this report has been prepared in accordance with Paragraphs 10–13, 15, and 30(a)–(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the FASB and Rules 4–10(a) (1)–(13) of Regulation S–X and Rule 302(b) of Regulation S–K of the SEC; provided, however, (i) certain estimated data have not been provided with respect to changes in reserves information and (ii) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

Appendix A, bound with this report, includes (1) summary projections of proved reserves and revenue by reserves status,

DEGOLYER AND MACNAUGHTON

(2) projections of proved reserves and revenue by field and reserves status, and (3) tabulations of proved reserves and revenue by field, reserves status, and lease. Appendix B, provided on CD, includes lease projections of proved reserves and revenue by field, reserves status, and lease.

DEGOLYER AND MACNAUGHTON

SUMMARY and CONCLUSIONS

Dune owns working interests in certain properties located in Louisiana and Texas. The estimated net proved reserves, as of December 31, 2008, of the properties appraised are summarized as follows, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf).

	Net Reserves
	Oil and Condensate (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	3,029	26,256
Developed Nonproducing	3,017	25,991
Undeveloped	2,153	31,560

Total Proved	8,199	83,807

Estimated revenue and costs attributable to Dune’s interests in the proved reserves, as of December 31, 2008, of the properties appraised under the aforementioned assumptions concerning future prices and costs are summarized as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved
Future Gross Revenue, M$	277,776	277,162	285,052	839,990
Production and Ad Valorem Taxes, M$	26,335	28,103	24,389	78,827
Operating Expenses, M$	81,589	49,367	28,517	159,473
Capital Costs, M$	35,747	25,709	73,477	134,933
Future Net Revenue*, M$	134,105	173,983	158,669	466,757
Present Worth at 10 Percent*, M$	106,861	91,647	94,672	293,180

*	Future income taxes have not been taken into account in the preparation of these estimates.

DEGOLYER AND MACNAUGHTON

Gas reserves in this report are expressed at a temperature base of 60 °F and the legal pressure base of the state in which the property is located.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON

SIGNED: February 16, 2009

/s/ Paul Szatkowski, P.E.
Paul Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton